5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001128306
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Ohio Casualty Corporation
  0000073952
  <IRS-NUMBER>31-0783294
</SUBJECT-COMPANY>
<PERIOD>12/31/02

5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   KELLY, RICHARD B
   2865 NO. BEND ROAD
   CINCINNATI, OH  45239

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   12/31/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   Senior Vice President

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     3,906          I  Employee Savings
                                                                                                                   Pln


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $8.9900                                                                                 06/01/11
to buy)
Incentive Stock Option (right  $17.7000        02/21/02       A         9,195                             (1)          02/21/12
to buy)
Incentive Stock Option (right  $20.3438                                                                   02/18/00     02/18/09
to buy)
Non-Qualified Stock Option     $8.9900                                                                                 06/01/11
(right to buy)
Non-Qualified Stock Option     $12.3750                                                                   02/28/01     02/28/10
(right to buy)
Non-Qualified Stock Option     $17.7000        02/21/02       A         1,705                             (1)          02/21/12
(right to buy)
Phantom Stock Units


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   15,264                    15,264        D   Direct
to buy)
Incentive Stock Option (right  02/21/02  Common Stock                   9,195                     9,195         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   8,000                     8,000         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   15,736                    15,736        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option     02/21/02  Common Stock                   1,705                     1,705         D   Direct
(right to buy)
Phantom Stock Units                      Common Stock                   241                       241           I   Supplemental ESP


Explanation of Responses:

(1)  Granted pursuant to the Ohio Casualty Corporation 1993 Stock Incentive Plan; option vests in three equal annual installments beginning on February 21, 2003.

-    The phantom stock units were acquired under Ohio Casualty Corporation's Supplemental Executive Savings
     Plan and will be settled upon the reporting person's retirement or other termination of service.



SIGNATURE OF REPORTING PERSON

/S/ KELLY, RICHARD B

DATE 01/30/03